1801 California Street, Suite 5200

Denver, Colorado 80202

April 22, 2020

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the "Registrant")
(File Nos. 033-00507; 811-04419)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff's comments on the post-effective amendment to the Registrant's Registration Statement on Form N-1A (the "Amendment") (Accession Number: 0001193125-19-293512) filed with the Securities and Exchange Commission (the "Commission" or the "SEC") under Rule 485(a) of the Securities Act of 1933, as amended (the "1933 Act"), on November 15, 2019. The purpose of the Amendment is to register Transamerica Goldman Sachs 70/30 Allocation VP (the "Portfolio"), a new series of the Registrant. The Staff's comments were conveyed to the Registrant in writing on December 26, 2019.

The Staff noted that all comments to the Portfolio's summary section also generally apply to the disclosure with respect to the section titled "More on the Portfolio's Strategies and Investments," as well as "More on the Risks of Investing in the Portfolio," as applicable.

Below are the Staff's comments on the Amendment and the Registrant's responses thereto. The term "Underlying Portfolios" as used herein refers to the series of the Registrant and Transamerica Funds in which the Portfolio may invest in seeking to achieve its investment objective.

Prospectus Comments:

1.Fees and Expenses – Annual Fund Operating Expenses: Please provide the completed fee table in the response letter to these comments at least five days prior to the Portfolio's Rule 485(b) filing.

Response: The completed fee table is attached hereto as Appendix A.

2.Fees and Expenses – Expense Example: Please revise the sentence below as noted:

The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem or hold all shares at the end of those periods.

Response: The Registrant respectfully declines to make the requested change as the Registrant believes the current Expense Example disclosure is consistent with the requirements of Item 3 of Form N-1A.

3.Principal Investment Strategies: Please clarify the types of equity securities in which the Underlying Portfolios invest, including any foreign securities other than emerging markets securities. Please also clarify whether the Underlying Portfolios invest in companies of all market capitalizations (small, mid and large) as indicated in the Principal Risks section. Additionally, please specify the types of fixed income securities in which the Underlying Portfolios may invest, and note any applicable criteria for investment in fixed income securities relating to credit quality, maturity or duration. The Staff further notes that all investments of the Underlying Portfolios that give rise to a principal risk should be identified in the Principal Investment Strategies section.

Response: The Registrant has made certain changes in response to the Staff's comment. In addition, the Registrant notes that the "List and Description of Underlying Portfolios" section of the prospectus will include the Underlying Portfolios available for investment by the Portfolio and will provide a summary of the respective investment objectives, principal investment strategies and risks of the Underlying Portfolios.

4.Principal Risks: Please present the risks noted in the Principal Risks section in order of their significance, rather than alphabetically. See ADI 2019-08 – Improving Principal Risks Disclosure.

Response: The Registrant has made certain changes to the ordering of the Portfolio's principal risks in response to the Staff's comment.

5.Principal Risks: Please confirm that "Active Trading" is a principal risk of investing in the Portfolio.

Response: The Registrant so confirms.

6.Principal Risks: Tailor the Item 4 Derivatives disclosure to derivatives instruments in which the Portfolio invests and provide more detail in the corresponding Item 9 Derivatives risk.

Response: The Registrant considers the current risk disclosure appropriate.

7.Principal Investment Strategies/Principal Risks: Please revise the Principal Investment Strategies section to include a reference to floating rate loans, as the Staff notes that "Floating Rate Loans" risk is included in the Principal Risks section. The Staff further notes that the "Floating Rate Loans" risk disclosure should (i) state that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws and (ii) disclose whether the expected discontinuation of LIBOR is a principal risk of investing in the Portfolio. If the floating rate loans in which the Underlying Portfolios invest include covenant lite loans, please specify and include related risks.

Response: The Registrant has made certain changes to the Principal Investment Strategies section and Item 9 risks in response to the Staff's comment. The Registrant notes that risks associated with the expected discontinuation of the use of LIBOR, including as such risks relate to floating rate loans, are addressed in both the "LIBOR" risk and "Floating Rate Loans" risk included in Item 9. It is noted that the "Floating Rate Loans" risk in Item 9 discloses that certain courts have determined that floating rate loans are not securities and, therefore, purchasers may not be entitled to the anti-fraud protections of the federal securities laws.

8.Performance: Please provide an appropriate broad-based securities market index as the Portfolio's primary benchmark. The Staff notes that a blended benchmark such as the Transamerica 70/30 Allocation VP Blended Benchmark is not an "appropriate broad-based securities market index" as such term is defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: The Registrant has made changes in response to the Staff's comment.

9.More on the Portfolio's Strategies and Investments/More on the Risks of Investing in the Portfolio: The Staff notes that the disclosure regarding strategies and risks in Item 4 and Item 9 should not be identical. Please consider revising the Principal Investment Strategies and Principal Risks sections in Item 4 for brevity, with enhanced strategy and risk disclosure included in the sections titled "More on the Portfolio's Strategies and Investments" and "More on the Risks of Investing in the Portfolio."

Response: The Registrant notes that there are certain differences between the Item 4 and Item 9 strategy and risk disclosures, and believes the current disclosures are appropriate and consistent with Form N-1A.

10.More on the Portfolio's Strategies and Investments/More on the Risks of Investing in the Portfolio: In the sections of the prospectus titled "More on the Portfolio's Strategies and Investments" and "More on the Risks of Investing in the Portfolio," please revise or delete the lead-in sentence describing the disclosure as "additional information." The Staff notes that Item 9 disclosure should complete the discussion of principal investment strategies included in Item 4, and should not offer additional or new information not otherwise addressed in general terms in Item 4.

Response: The Staff's comment is noted and the Registrant will consider making such a revision in connection with a future update.

11.More on the Risks of Investing in the Portfolio: The Staff notes that certain risks included in the section of the prospectus titled "More on the Risks of Investing in the Portfolio" are not summarized in the Portfolio's Item 4 Principal Risks section. If these are not principal risks, please consider moving the disclosure to the Statement of Additional Information. See ADI 2019-08 – Improving Principal Risks Disclosure.

Response: The Registrant notes that certain risks in the "More on the Risks of Investing in the Portfolio" section are not considered principal risks of the Portfolio, but the Registrant believes such risks are appropriately included in this section of the prospectus.

12.More on the Risks of Investing in the Portfolio: The Staff notes that "futures" are the only types of derivatives discussed in the Principal Investment Strategies section. Please revise the Item 9 "Derivatives" risk disclosure to include only the applicable derivative investments.

Response: The Registrant wishes to retain the current disclosure as the Portfolio will, effective May 1, 2020, be included in a combined prospectus with other series of the Registrant that will invest in the additional derivative investments listed in the disclosure.

13.Features and Policies - Share Classes: Please revise the sentence, "These fees and expenses will lower investment performance." to state the following:

Because these fees are paid out of the Portfolio's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

Response: The Registrant has made revisions in response to the Staff's comment.

14.Features and Policies: Please consider moving the sentence that states "Each portfolio's investment objective may be changed by the Board without shareholder approval" to the "More on the Portfolio's Strategies and Investments" section of the prospectus as required by Item 9(a) of Form N-1A.

Response: The Registrant considers the current location of the disclosure to be appropriate, but will consider relocating this disclosure in connection with a future update.

15.Features and Policies: Please consider deleting the following disclosure under the heading "Additional Information" in the "Features and Policies" section of the prospectus, as the Staff notes that rights conferred by federal or state securities laws cannot be waived, whether or not they are conferred explicitly:

"Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred ~~explicitly~~ by federal or state securities laws ~~that may not be waived~~."

Response: The Registrant has removed the term "explicitly" from the disclosure. The Staff's comment with respect to the phrase "that may not be waived" is noted and will be considered in connection with a future update.

SAI Comments:

16.General Comment: The Staff notes that prior Staff comments related to the SAI should be considered in connection with the Portfolio's 485(b) filing.

Response: The Staff's comment has been noted.

17.Financial Statements: The Staff notes that consent from an independent registered public accountant is required for the Portfolio's financial statements to be incorporated by reference into this registration statement.

Response: The Registrant notes the Portfolio is newly registered and has no financial statements. The Registrant will include a consent from its independent registered public accountant in connection with its 485(b) filing, which will include existing series of the Registrant.

18.Investment Management and Other Services: Please include the business address of the Registrant's independent public accounting firm and note the services it provides to the Registrant.

Response: The Registrant has made changes in response to the Staff's comment.

Please direct any comments or questions concerning this filing to the undersigned at 720-493-4249.

Very truly yours,

Transamerica Asset Management, Inc.

/s/ Rhonda A. Mills

Rhonda A. Mills

Assistant General Counsel

Transamerica Asset Management, Inc.

APPENDIX A

Fee Table - Transamerica Goldman Sachs 70/30 Allocation VP

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class	Service
Management fees	0.12%
Distribution and service (12b-1) fees	0.25%
Other expenses1	0.04%
Acquired fund fees and expenses2	0.70%
Total annual fund operating expenses	1.11%

1

2

Other expenses are based on estimates for the current fiscal year.

Acquired fund fees and expenses reflect the portfolio's pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the portfolio's prospectus.

4